Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of the capital stock of Information Services Group, Inc. (the “Company”) is not complete and is qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation (the “Company’s certificate of incorporation”), and amended and restated bylaws, as amended (the “Company’s bylaws”),  each of which are incorporated herein by reference as an exhibit to the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit 4.2 is a part.

Authorized Capital Stock

Under the Company’s certificate of incorporation, the Company’s authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Voting Rights

Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted upon by the Company’s stockholders. The holders of the Company’s common stock are not entitled to cumulative voting rights with respect to the election of directors.  Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting of stockholders and entitled to vote on the election of directors.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of the Company’s preferred stock, holders of the Company’s common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by the Company’s board of directors out of funds legally available therefor.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any then-outstanding preferred stock of the Company.

Rights and Preferences

The Company’s common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of holders of the Company’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may issue in the future. No shares of the Company’s preferred stock were outstanding as of the date of the filing of the Form 10-K of which this Exhibit 4.2 is a part.

Fully Paid and Nonassessable

All outstanding shares of the Company’s common stock are fully paid and nonassessable.

Listing

The Company’s common stock is listed on the Nasdaq Stock Market under the symbol “III”.

Anti-Takeover Provisions

The Company has opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”); however, certain the provisions of the Company’s certificate of incorporation and bylaws described below may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company.  The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Classified Board

The Company’s board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by the Company’s stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect each director. Directors can be removed by the Company’s stockholders only for cause.  Any vacancy on the Company’s board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, shall only be filled by a resolution of the board of directors. This system of electing and removing directors and filling vacancies may discourage a third party from attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Certificate of Incorporation and Bylaws Provisions

Special Meeting of Stockholders. The Company’s certificate of incorporation and bylaws provide that special meetings of the Company’s stockholders may be called only by (i) the chairperson of the board of directors or the chief executive officer of the Company, (ii) the Company’s board of directors acting pursuant to a resolution adopted by a majority of the members of the board or (iii) the secretary of the Company upon the written request of the holders of a majority of the outstanding shares entitled to vote.  The Company’s bylaws also include advance notice procedures and requirements for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including the nomination of directors.

Authorized But Unissued Shares. The authorized but unissued shares of the Company’s common stock and the Company’s preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Exclusive Forum

The Company’s bylaws provide that, unless the Company consents in writing to the selection of an alternative forum,  the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (3) any action asserting a claim against the Company or any director, officer or other employee of the Company pursuant to the DGCL, the Company’s certificate of incorporation or the Company’s bylaws or (4) any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. Although the Company believes this provision provides increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company and its directors, officers and other employees.

Limitation of Liability and Indemnification

Reference is made to Section 102(b)(7) of the DGCL, which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the DGCL.  If the DGCL is amended to authorize the further elimination or limitation of liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by any amendment to the DGCL.

Reference is made to Section 145 of the DGCL, which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, or is or was serving at the request of such company as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudicated to be liable to the company. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or  officer actually and reasonably incurred.  The Company’s certificate of incorporation and bylaws provide for indemnification of directors or officers of the Company to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented.

The Company maintains director and officer liability insurance policies that cover certain liabilities of the Company’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers of the Company.